CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Combined Proxy Statement/Prospectus of First Funds and the Goldman Sachs Trust on Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 of our report on First Funds, comprised of the Core Equity Portfolio, Capital Appreciation Portfolio, Intermediate Bond Portfolio, Tennessee Tax-Free Portfolio, Cash Reserve Portfolio, U.S. Government Money Market Portfolio, and the Municipal Money Market Portfolio dated August 16, 2005, appearing in the Annual Report of First Funds, for the year ended June 30, 2005, and to the references to us under the headings "Independent Registered Public Accounting Firm", "Financial Highlights" and "Experts" in the Statement of Additional Information, which is part of such Registration Statement.
/s/ Deloitte & Touche LLP
Denver, Colorado
April 10, 2006